
**MYERS INDUSTRIES, INC.®**

# News Release
NYSE: MYE

**Contact:**
**Gregory J. Stodnick**
**Vice President-Finance & Chief Financial Officer**
**(330) 253-5592**

## MYERS INDUSTRIES REPORTS
## FOURTH QUARTER AND FULL YEAR 2005 RESULTS

### <u>Record Sales with Fourth Quarter Net Income Up 25 Percent</u>

**FOR IMMEDIATE RELEASE:** February 15, 2006, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that net sales of $231,442,792 for the quarter ended December 31, 2005 were the highest fourth quarter revenues in the Company's history, an increase of 5 percent compared with fourth quarter sales of $221,415,871 in 2004. The unfavorable translation of foreign currency, primarily due to a weaker euro, negatively impacted net sales for the fourth quarter of 2005 by approximately $3.2 million.

Net income of $8,689,933 for the fourth quarter ended December 31, 2005 was an increase of 25 percent from $6,930,355 in the fourth quarter of 2004. Net income per share was $.25 for the three months ended December 31, 2005, an increase of 25 percent compared with $.20 in the fourth quarter of 2004, and it was the highest fourth quarter earnings in six years. The unfavorable translation of foreign currency decreased net income for the fourth quarter of 2005 by approximately $350,000.

For the year ended December 31, 2005, net sales were a record $903,679,161, an increase of 13 percent from the $803,070,387 reported for 2004. Revenues for 2005 include $39.0 million incremental revenue from acquisitions and $2.5 million from the favorable translation of foreign currencies.

Net income for the year ended December 31, 2005, was $26,555,507, an increase of 3 percent compared to $25,709,760 in 2004. Net income in 2004 included the favorable foreign currency translation effect of $520,000. Net income per share for the year ended December 31, 2005, was $.76, the same as reported in 2004, as the additional shares issued in conjunction with the July 2004 acquisition of Pro Cal-- approximately 1.1 million shares-- resulted in an approximate 3 percent increase in average shares outstanding. Foreign currency translation did not have a significant effect on net income for the year ended December 31, 2005.

"We are very pleased with the record sales in both the quarter and year, as well as our net income achievement for the fourth quarter-- and for the year," said John C. Orr, President and Chief Executive Officer. "Last year, we pledged that we would boost our performance in part through improved product pricing to manage higher raw material costs, maximizing cost controls, and continuing productivity improvements. We took decisive actions that allowed us to finish a very difficult year with good momentum."

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**Impact of Raw Material Costs**
Prices for the Company's primary raw materials, HDPE and PP plastic resins, reached historical highs during 2005. Higher selling prices, increased expense controls, and productivity gains partially offset the effects of higher costs for plastic raw materials during the fourth quarter, which were approximately 30 percent higher on average compared to the fourth quarter of 2004. This resulted in a decrease in gross margins to 28.7 percent of net sales for the fourth quarter of 2005 compared with 29.4 percent in the fourth quarter of 2004.

For the year ended December 31, 2005, plastic raw material costs were approximately 30 percent higher on average compared to 2004. While the Company was able to recover a significant amount of raw material costs through increased pricing, cost control initiatives, and other productivity and manufacturing efficiencies in the third quarter and fourth quarter of 2005, the impact of the higher raw material costs on the full year reduced gross margins to 27.2 percent of net sales compared with 29.7 percent in the prior year.

Entering 2006, resin prices are showing signs of pulling back somewhat from the historically high levels in the fourth quarter of 2005.

**Cost Controls, Interest Expense & Income Taxes**
Management's strict focus on cost control initiatives continued to produce positive effects in the fourth quarter, as selling and administrative expenses decreased to 21.6 percent of net sales in 2005 from 23.6 percent of net sales in 2004. For the year ended December 31, 2005, selling and administrative expenses decreased to 21.2 percent of net sales compared to 23.4 percent of net sales in 2004.

Net interest expense increased 6 percent to $4.0 million for the fourth quarter ended December 31, 2005, compared to $3.7 million in the prior year. The increase reflects higher interest rates, which offset lower average borrowing levels. For year ended December 31, 2005, net interest expense increased 17 percent to $15.6 million compared to $13.3 million in the prior year. The increase reflects higher interest rates and higher average borrowing levels.

Income taxes as a percent of income before taxes for the fourth quarter ended December 31, 2005, increased to 33.5 percent compared to 24.0 percent in 2004. For the year ended December 31, 2005, income taxes as a percent of income before taxes were 34.3 percent compared to 33.6 percent for the same period of 2004. The higher effective tax rate for 2005 was primarily due to the additional income tax expense of approximately $281,000 related to the repatriation of approximately $4.4 million in dividends from foreign subsidiaries, pursuant to the American Jobs Creation Act of 2004.


**Business Segment Results**


**Distribution Segment**
The Distribution Segment is engaged in the distribution of equipment, tools, and supplies used for tire servicing and automotive underbody repair. Products cover every major category, ranging from tire valves and repair supplies to service tools and alignment equipment, for markets including retail and truck tire dealers, commercial auto and truck fleets, auto dealers, general service and repair centers, tire retreaders, and government agencies.

Fourth quarter 2005 net sales in the Distribution Segment set a record at $49.1 million, an increase of 7 percent compared to the fourth quarter of 2004. Sales of both equipment and consumable supplies remained strong across the segment's markets, as tire dealers and other markets continued to


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meet the demands from their customers' increased focus on regular tire service and related procedures, and maintaining vehicles for winter driving conditions. For the year ended December 31, 2005, net sales in the segment were a record $189.9 million, an increase of 11 percent compared to 2004.

Income before taxes in the Distribution Segment increased 6 percent to $6.0 million in the fourth quarter of 2005 compared to the fourth quarter of 2004, primarily due to higher sales volumes and ongoing cost controls. For the year ended December 31, 2005, income before taxes increased 19 percent to a record $20.6 million compared to the prior year, benefiting from improved sales volumes across equipment and supplies product lines, higher selling prices, and sharp attention to controllable costs.

**Material Handling-- North America Segment**
In the Material Handling-- North America Segment, the Company manufactures and sells a comprehensive range of plastic reusable bulk containers, hand-held totes, and pallets serving industrial manufacturing, automotive, agriculture, food, retail distribution, and other end markets. Reusable products replace disposable cardboard boxes and wooden pallets in closed-loop supply chains to help companies improve material handling performance and lower operating costs.

Fourth quarter 2005 net sales in this segment were $55.0 million, an increase of 7 percent compared to the fourth quarter of 2004. For the year ended December 31, 2005, net sales were $209.5 million, an increase of 11 percent compared to 2004. Net sales for both the fourth quarter and full year of 2005 benefited from higher selling prices and improved volumes in certain product lines and markets.

Income before taxes for Material Handling-- North America was $5.4 million in the fourth quarter of 2005, a decrease of 15 percent compared to the fourth quarter of 2004. For the year ended December 31, 2005, income before taxes was $16.3 million, a decrease of 17 percent compared to $19.7 million in the same period of 2004. The decrease in income before taxes in both the fourth quarter and the full year of 2005 was due to higher raw material costs, which were partially offset by higher selling prices, improved productivity, and expense controls.

**Material Handling-- Europe Segment**
With products and markets similar to those of North America, fourth quarter 2005 net sales in the Material Handling-- Europe Segment were $40.4 million, a decrease of 11 percent from the comparable quarter of 2004. The decrease in net sales for the fourth quarter of 2005 was due to continued weakness in the European Union economy, particularly in industrial markets, and lower sales volumes for certain product lines serving those markets. The unfavorable translation of foreign currencies, primarily due to a weaker euro, decreased fourth quarter net sales by $3.6 million. For the year ended December 31, 2005, net sales were $166.8 million, a slight decrease from the $167.2 million reported for 2004. Foreign currency translation did not have a significant effect on net sales for the year ended December 31, 2005.

Income before taxes was $3.8 million in the fourth quarter of 2005, an increase of 53 percent compared to the fourth quarter of 2004. The unfavorable translation of foreign currencies decreased income before taxes by $404,000 in the fourth quarter of 2005. The key factors influencing fourth quarter profitability were higher selling prices and lower operating expenses, which helped to offset lower sales volumes and higher raw material costs. For the year ended December 31, 2005, income before taxes was $8.3 million, an increase of 40 percent compared to the same period of 2004, achieved primarily through higher selling prices across product lines and lower operating expenses. Foreign currency translation did not have a significant effect on income before taxes for the year ended December 31, 2005.

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**Automotive and Custom Segment**

In the Automotive and Custom Segment, the Company designs, engineers, and manufactures a diverse mix of plastic and rubber products for OEM automotive, heavy truck, recreational vehicle, tire repair, and other niche markets.

In the fourth quarter of 2005, net sales in the segment were $48.2 million, an increase of 8 percent compared to the fourth quarter of 2004 due to continued strong demand in automotive, RV, and heavy truck markets.  For the year ended December 31, 2005, net sales in the segment were $195.1 million, an increase of 14 percent compared to a year earlier.  Revenues for 2005 include $10.1 million incremental revenue from acquisitions.

Income before taxes in the Automotive and Custom Segment was $1.6 million in the fourth quarter of 2005, an increase of 38 percent compared to the fourth quarter of 2004.  The primary factors influencing profitability in this segment during the fourth quarter were higher sales volumes, improved selling prices, and cost controls, which offset higher costs for plastic and rubber raw materials.  For the year ended December 31, 2005, income before taxes was $10.0 million, a decrease of 24 percent compared to the same period of 2004.  Profitability during the year was impacted by lag time to implement higher selling prices to OEM customers and the overall percentage increase the Company is able to gain depending on the product, market, and customer.

**Lawn and Garden Segment**

In the Lawn and Garden Segment, the Company designs and manufactures plastic flowerpots, nursery containers, hanging baskets, custom-printed pots, and decorative resin planters for grower, nursery, and retail markets.

Fourth quarter 2005 net sales in the Lawn and Garden Segment were $45.5 million, a fourth quarter record and 21 percent above sales for the fourth quarter of 2004.  For the year ended December 31, 2005, net sales were also a record at $170.4 million, a 44 percent increase in net sales as compared to 2004.  Current year revenues include $28.9 million incremental revenue from acquisitions.  The strong sales performance for both the fourth quarter and full year of 2005 is the result of new product introductions and continued strong demand from all sectors of the horticultural market, from grower to retail.

Income before taxes in the Lawn & Garden Segment was $5.3 million in the fourth quarter of 2005, a quarterly record and an increase of 59 percent compared to the same quarter in 2004.  For the year ended December 31, 2005, income before taxes set a record at $16.4 million, an increase of 37 percent compared to 2004.  The key factors influencing profitability in this segment for both the fourth quarter and the full year of 2005 were higher selling prices, increased unit volumes, and cost controls, which offset the higher costs for plastic raw materials.

**Total Debt & Capital Expenditures**

Total debt at December 31, 2005 was $252.8 million, a reduction of $24.6 million from $277.4 million at December 31, 2004.  Total debt as a percentage of total capitalization was 43 percent at December 31, 2005, compared to 44 percent at December 31, 2004.

For the year-ended December 31, 2005, capital expenditures were $25.4 million.  Key investments throughout the year were allocated to new products and new manufacturing equipment, as well as to help fund expansion into high-growth markets, particularly Brazil, where the Company established a new manufacturing and distribution facility for select material handling products and tire service products.  The Company also expanded its Sandusky, Ohio, manufacturing facility to achieve greater efficiency in producing certain plastic and metal material handling products.  For calendar 2006, the Company expects capital expenditures to be in the range of $25 to $30 million.

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## Summary, Strategic Evolution & Outlook

As discussed in 2005, Myers Industries began a review of each of its business segments to identify, develop, and implement new operating initiatives to strengthen its financial performance-- an ongoing process defined as the Company's Strategic Business Evolution.  In addition to the pricing, cost control, and productivity initiatives already in place, last year the Company took advantage of opportunities to consolidate two distribution branches and two manufacturing plants, transferring their operations to more efficient facilities.  The moves help the Company achieve permanent cost reductions and improve servicing of customers.

Throughout 2006, the Company will phase-in more elements of its Strategic Business Evolution.  Orr explained, "We have five key business principles that are central to defining the priorities in our Strategic Business Evolution: 1) Business Growth, 2) Customer Satisfaction, 3) Cost Control, 4) Organizational Development, and 5) Positioning the Business for the Future.  Each of these principles and their components are the cornerstones of how we will compete and win."

Combined with the initiatives already in action, further substantive opportunities include, but are not limited to:
* Continued investments in new technologies and processes to reinforce market strength and capabilities in key business groups;
* Continued investments in emerging market growth initiatives, such as Brazil;
* Potential divestiture of businesses with non-strategic products or markets.  The Company continues to evaluate its brands, product lines, and markets in which it competes to determine where to focus resources for the best long-term, profitable growth potential;
* Selective acquisitions as opportunities arise to enhance the Company's leadership in key markets; and,
* Consolidation and rationalization initiatives to further reduce costs and improve productivity within the Company's manufacturing and distribution footprint.

Myers Industries will announce more details as specific components of the Strategic Business Evolution are determined and implemented.

Orr concluded, "By pursuing these areas of opportunity, we strengthen our capabilities for innovation, enhance brand leadership in the markets we serve, build strong customer relationships, and position ourselves to achieve sustainable growth in 2006 and beyond."

## Conference Call

A conference call is scheduled today from 2:30 -- 3:30pm Eastern to review the results.  President and Chief Executive Officer John C. Orr and Vice President-Finance and Chief Financial Officer Greg Stodnick will conduct the call.  To access the call, dial 1-877-407-9210; international callers dial 1-201-689-8049.  The call is also being audio webcast (listen only) by Vcall and can be accessed online before the event through a link at www.myersind.com.

## About Myers Industries

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets.  The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S.  Visit www.myersind.com to learn more.

**Forward-Looking Statements:** Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statement that is not of historical fact may be deemed "forward-looking."  These statements involve a number of risks and uncertainties, many outside of the Company's control that could cause actual results to materially differ from those expressed or implied.  Factors include, but are not limited to: changes in the markets for the Company's business segments, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in raw material costs or other production costs, regulatory issues, and further deterioration of economic and financial conditions in the United States and around the world.  Myers Industries does not undertake to update forward-looking statements contained herein.

## MYERS INDUSTRIES, INC.
## CONDENSED STATEMENTS OF INCOME

|  | Quarter Ended December 31, | | Year Ended December 31, | |
| --- | --- | --- | --- | --- |
|  | 2005 | 2004 | 2005 | 2004 |
| Net Sales | $231,442,792 | $221,415,871 | $903,679,161 | $803,070,387 |
| Cost of Sales | 165,070,888 | 156,390,255 | 657,506,277 | 564,295,649 |
| Gross Profit | 66,371,904 | 65,025,616 | 246,172,884 | 238,774,738 |
| Operating Expenses |  |  |  |  |
| Selling, General and Administrative | 50,051,269 | 52,153,183 | 191,231,308 | 188,248,826 |
| Loss (Gain) on Sale of Plant | (740,385) | 0 | (1,049,193) | (1,524,598) |
| Total Operating Expenses | 49,310,884 | 52,153,183 | 190,182,115 | 186,724,228 |
| Operating Income | 17,061,020 | 12,872,433 | 55,990,769 | 52,050,510 |
| Interest Expense | 3,989,087 | 3,748,078 | 15,584,262 | 13,321,750 |
| Income Before Income Taxes | 13,071,933 | 9,124,355 | 40,406,507 | 38,728,760 |
| Income Taxes | 4,382,000 | 2,194,000 | 13,851,000 | 13,019,000 |
| Net Income | $8,689,933 | $6,930,355 | $26,555,507 | $25,709,760 |
| Net Income Per Basic and Diluted Common Share | $0.25 | $0.20 | $0.76 | $0.76 |
| Average Shares Outstanding | 34,784,124 | 34,594,582 | 34,724,488 | 33,846,511 |

## CONDENSED STATEMENTS OF FINANCIAL POSITION
### As of December 31, 2005 and 2004

|  | 2005 | 2004 |
| --- | --- | --- |
| **Assets** |  |  |
| Current Assets | $284,327,740 | $280,072,178 |
| Other Assets | 275,908,520 | 291,041,594 |
| Property, Plant, and Equipment | 195,721,782 | 210,488,790 |
|  | $755,958,042 | $781,602,562 |
| Liabilities and Shareholders' Equity |  |  |
| Current Liabilities | $141,852,091 | $132,251,927 |
| Long Term Debt | 249,523,633 | 275,252,278 |
| Deferred Income Taxes | 28,441,947 | 28,094,321 |
| Shareholders' Equity | 336,140,371 | 346,004,036 |
|  | $755,958,042 | $781,602,562 |

**-END-**